MEMORANDUM OF RESPONSES
                         PETROSEARCH ENERGY CORPORATION
                       REGISTRATION STATEMENT ON FORM SB-2
                               AMENDMENT NUMBER 2
                             FILED ON AUGUST 5, 2005
                               FILE NO. 333-125539



1. In response to the Staff's comment, we have included additional language in the prospectus to include information about a limited number of customers and their percent of revenues in the sections entitled "Risk Factors" and "The Business."

2. In response to the Staff's comment, we have revised the risk factor to clarify the risk being conveyed.

3. In response to the Staff's comment, we have revised the language in the Lease Operating and Production Tax Expense paragraph to include a broader definition of what the Company classifies as lease operating expenses.

4. In response to the Staff's comment, the auditors have updated their auditor's opinion and referenced to the restatement footnote.

5. In response to the Staff's comment, we have added footnote 18 to the financial statements as requested.

6. In response to the Staff's comment, we have revised footnote 11 to clarify the compensation expense recorded including the warrant issuance to which it relates.


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     Additionally,  please  note  that we have revised our disclosure to include the disposition of an asset which previously accounted for approximately 10% of our PV-10 reserves. This disclosure appears in the sections entitled "The Business-Recent Sale of Assets in Fort Bend County, Texas of TK Petrosearch,
L.L.C."  and  "Certain  Relationships  and  Related  Party  Transactions."   In
addition  we  added  a  Footnote  Number  19  to  our  Financial  Statements.